Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

July 22, 2016

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FEG Absolute Access Fund I LLC (formerly, FEG Absolute Access TEI Fund LLC)(the “Fund” or the “Registrant”) (1933 Act Registration No. 333-199556; 1940 Act Registration No. 811-22527)

Dear Ms. Vroman-Lee:

Set forth below are our responses to the comments that you provided on the Fund’s registration statement on Form N-2 (the “Registration Statement”) in your July 18, 2016 comments, received via telephone on July 18, 2016. Page references are to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2016.

PROSPECTUS

Cover Page

1.	Comment: Please add the following points to the bullet point list on the cover page. If the final bullet point is not accurate, please respond with the reasons you believe this statement is not applicable to the Fund.

∙ The amount of distributions that the Fund may pay, if any, is uncertain.

∙ The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that may be subject to repayment by the Fund.

Ms. Ashley Vroman-Lee
July 22, 2016

Response: The Registrant will make the requested change.

Summary of Fund Expenses

2.	Comment: In footnote 5 to the Fund’s fee table, please remove the word “initial” or explain why the Fund will have initial offering costs and revise the footnote to indicate the initial offering costs that the Fund may pay.

Response: The registrant will revise the footnote to state that “‘Other Expenses’ includes, among other things, professional fees and other expenses that the Fund and FEG Absolute Access Fund will bear, including ongoing offering costs and fees and expenses of the Administrator (as defined below), escrow agent and custodian. ‘Other Expenses’ are based on estimated amounts for the current fiscal year.”

Summary of Principal Terms

3.	Comment: Under the heading “Use of Proceeds” on page 4, please state, per Guideline 1 to Form N-2, that the Fund expects to invest all or substantially all of the proceeds from the offering will be invested in accordance with the Fund’s investment objective within a period of three months.

Response: The Registrant will include disclosure that it expects that all or substantially all of the proceeds from the offering will be invested in accordance with the Fund’s investment objective within a period of three months after receipt by the Fund.

4.	Comment: Under the heading “Risk Factors” on page 5, please disclose the party that will monitor the Portfolio Fund Managers.

Response: The Investment Manager will monitor the Portfolio Fund Managers in their implementation of their investment strategies, and will manage FEG Absolute Access Fund’s allocation of assets to the Portfolio Funds. The Registrant will include a statement to this effect.

5.	Comment: Under “Units of Investment – Purchasing Units” on page 7, please revise the disclosure to state the circumstances under which the minimum initial investment limit may be waived.

Response: The Registrant will revise the disclosure to state that the Fund may not accept initial investments of less than $25,000, except with respect to certain classes of investors (as, for example, with respect to key employees, officers or directors of the Fund, the Investment Manager, the Sub-Adviser or their affiliates). The minimum initial and subsequent subscription amounts may be reduced or waived as determined by the Board of Directors in its sole discretion.

Ms. Ashley Vroman-Lee
July 22, 2016

Prospectus

6.	Comment: Please confirm that FINRA has reviewed the disclosure under “Distribution and Service Plan” in connection with the registration of the Fund’s Units. Response: The Registrant so confirms.

7.	Comment: Under “Repurchases of Units” on page 52, please state that the Board of Directors of the Fund will make its determinations to repurchase Units of the Fund within the bounds of the Federal Securities Laws.

Response: The Registrant will make the requested revision.

8.	Comment: Please confirm that the Registrant has not revised its Limited Liability Company Operating Agreement (the “LLC Agreement”) in the period prior to the filing of the Registration Statement.

Response: The Registrant confirms that the LLC Agreement has not been revised in the period since it filed Pre-Effective Amendment No. 3 to its registration statement with the Commission on December 31, 2015.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328 or, in my absence, to Joshua Deringer at (215) 988-2959.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Joshua B. Deringer, Esq.
Ryan Wheeler